Exhibit 99.1

News Release

Stantec reports fourth quarter and year-end results for 2013 and increased dividend

EDMONTON, AB; NEW YORK, NY (February 27, 2014) TSX, NYSE:STN

Today, Stantec announced strong results for 2013, with several key items to highlight:

•	Gross revenue increased 19.6% year over year to C$2,236.4 million from C$1,870.3 million
•	The Company achieved strong organic revenue growth of 8.8%, with momentum every quarter
•	Net income increased 20.8% year over year to C$146.2 million from C$121.0 million
•	Diluted earnings per share increased 18.9% to C$3.14 from C$2.64
•	Stantec strengthened its brand strategy and launched a new visual identity, reinforcing the Company’s promise to design with community in mind
•	Stantec implemented its evolution to a more client-focused structure organized around business operating units and the end markets in which the Company operates
•	Stantec’s board of directors declared an increase of 12% to its quarterly dividend, bringing it to C$0.185 per share

“We exceeded expectations in 2013 with strong growth that demonstrates our ability to capitalize on market opportunities,” says Bob Gomes, Stantec president and chief executive officer. “These results are possible only because of our employees who deliver every day on our promise to design with community in mind.”

Stantec achieved strong organic gross revenue growth of 8.8% in 2013 compared to 2012. By consistently executing its business strategy, the Company was able to capitalize on opportunities to increase project activity in the oil and gas, and transportation sectors. Stantec ended the year with 19.6% growth in gross revenue, an 18.1% increase in EBITDA, a 20.8% increase in net income, and an 18.9% increase in diluted earnings per share compared to 2012.

Stantec’s revenue growth in Q4 13 was strong compared to Q4 12. Gross revenue increased 19.5% to C$575.3 million from C$481.4 million, and EBITDA increased 10.9% to C$62.3 million from C$56.2 million. Net income increased 14.8% to C$35.7 million from C$31.1 million, and the Company’s diluted earnings per share increased 13.4% to C$0.76 from C$0.67 when comparing Q4 13 to Q4 12.

Designing with Community in Mind

With its focus on communities, creativity, and client relationships, Stantec collaborates across disciplines and industries to provide design solutions for buildings, energy and resource, and infrastructure projects. With more than 13,000 employees in over 200 locations bringing integrated solutions to communities, Stantec is able to capitalize on mature and emerging market opportunities.

A key area where Stantec saw the positive results of its integrated expertise in 2013 was in the energy and resource sectors. The Company’s Environment and Industrial practices combined their strengths to respond to increased activity in large-scale projects in Canada’s oil and gas sector. The desire to transport Canadian oil and gas products for export has generated opportunities for interprovincial pipelines and associated marine facilities. Robust activity also supported continual assessment, planning, and permitting work.

During the year, Stantec continued to benefit from long-term client relationships in Canada and the United States, resulting in increased opportunities for the Company in alternative project delivery models, such as design-build and P3s. For a recent project – resulting from Stantec’s reputation with the US federal government and design-build contractors, the Company’s local presence, and its expertise in the water business – Stantec was the lead engineer and architect for PCCP Constructors, a joint venture selected for a contract with the US Army Corps of Engineers, New Orleans District.

The integration of transportation acquisitions over the past two years increased Stantec’s presence in local US markets, allowing the Company to secure more project opportunities. Positive results were evident when Stantec was awarded the Construction Management Services Contract for the Westside Subway Transit Corridor project in Los Angeles, California – one of the most regionally significant infrastructure programs and one of the largest transportation programs in the United States. Related to this project, the Company also secured the Construction Management Support Services Contract renewal with the Los Angeles County Metropolitan Transportation Authority for certain major capital projects.

Continued Growth

Acquisitions are a key component of Stantec’s strategy, and broadening its capabilities and geographic coverage enables the Company to better serve its clients and achieve growth. Sourcing firms that align with the Company’s culture and strategy, Stantec completed five acquisitions in 2013. Acquisitions completed in 2012 and 2013 contributed $180.6 million to the increase in the Company’s gross revenue in 2013 compared to 2012.

In November, Stantec acquired two of these companies: Cambria Gordon Ltd., and JDA Architects Ltd. Both companies will enhance the Company’s services and reach, with 25-person Cambria Gordon expanding its environmental services in northwest British Columbia, and 25-person JDA Architects complementing Stantec’s existing presence in Atlantic Canada.

Subsequent to the end of the year, on January 24, 2014, Stantec acquired Williamsburg Environmental Group, Inc., and Cultural Resources, Inc. (WEG), which added approximately 115 staff to the Company. The addition of WEG will expand Stantec’s environmental services practice in the US Mid-Atlantic.

Additional Company Activity

On February 26, 2014, the Company declared a dividend of $C0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014, an increase of 12% from last quarter.

In September, Stantec strengthened its brand strategy and launched a new visual identity to support the Company’s ongoing commitment to community, creativity, and client relationships. The renewal supports Stantec’s primary business objective of being a top 10 global design firm by reinforcing the Company’s strategy to provide integrated services to clients in various sectors across many regions.

In 2013, Stantec began the process of realigning its internal structure to better serve clients. Effective January 1, 2014, the Company evolved from practice area units to focus on three business operating units: Buildings, Energy & Resources, and Infrastructure. The realignment allows Stantec to better support its clients, create stronger accountability for its leadership team, and better position the Company for future growth and success while maintaining the core elements of its strategy.

Conference Call and Company Information

Stantec’s fourth quarter and year-end conference call, to be held Thursday, February 27, 2014, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Interested parties who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 7828397 to the operator.

Stantec’s Annual and Special Meeting of Shareholders will be held on May 15, 2014, at 10:30 AM MDT (12:30 PM EDT) at MacEwan University’s CN Theatre, Room 5-142, 10500 – 104 Avenue, in Edmonton, Alberta.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work – professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics – begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2013 Annual Report. Figures for 2012 have been restated for the adoption of IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements as further described in note 6 of our 2013 audited consolidated financial statements.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the contemplated projects will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2013 Annual Report. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR at the SEC website at www.sec.gov. Our 2013 Annual Report is also available at the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2013 Annual Report free of charge from our Investor Contact noted below.

Media Contact Sherry Brownlee Stantec Media Relations Ph: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and Consolidated Statements of Income attached -

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012* $	January 1 2012* $

ASSETS
Current
Cash and cash equivalents	143,030	40,708	34,898
Trade and other receivables	384,907	353,451	308,518
Unbilled revenue	143,894	148,908	133,434
Income taxes recoverable	8,792	3,840	16,825
Prepaid expenses	18,959	14,283	13,882
Other financial assets	21,418	17,670	13,833
Other assets	5,231	4,106	3,172

Total current assets	726,231	582,966	524,562
Non-current
Property and equipment	133,534	114,994	107,763
Goodwill	594,826	566,784	509,028
Intangible assets	78,857	85,748	72,047
Investments in joint ventures and associates	4,996	5,286	3,980
Deferred tax assets	45,383	40,975	43,639
Other financial assets	83,163	63,691	61,606
Other assets	1,188	3,791	1,657

Total assets	1,668,178	1,464,235	1,324,282

LIABILITIES AND EQUITY
Current
Trade and other payables	259,113	211,726	188,929
Billings in excess of costs	77,803	60,822	49,441
Income taxes payable	9,127	159	-
Current portion of long-term debt	37,130	42,888	59,593
Provisions	12,047	14,863	16,373
Other financial liabilities	1,927	1,672	5,042
Other liabilities	9,837	8,650	5,208

Total current liabilities	406,984	340,780	324,586
Non-current
Long-term debt	200,943	256,408	236,601
Provisions	49,539	36,959	42,076
Deferred tax liabilities	58,082	57,840	54,561
Other financial liabilities	2,041	2,342	2,257
Other liabilities	57,955	42,778	37,191

Total liabilities	775,544	737,107	697,272

Shareholders’ equity
Share capital	262,573	240,369	226,744
Contributed surplus	12,369	14,291	14,906
Retained earnings	606,056	491,227	397,706
Accumulated other comprehensive income (loss)	11,636	(18,862)	(12,449)

Total equity attributable to equity holders of the Company	892,634	727,025	626,907

Non-controlling interests	-	103	103

Total equity	892,634	727,128	627,010

Total liabilities and equity	1,668,178	1,464,235	1,324,282

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	2013 $	2012* $

Gross revenue	2,236,410	1,870,259
Less subconsultant and other direct expenses	404,031	316,445

Net revenue	1,832,379	1,553,814
Direct payroll costs	829,926	699,657

Gross margin	1,002,453	854,157
Administrative and marketing expenses	746,138	632,086
Depreciation of property and equipment	32,389	27,849
Amortization of intangible assets	21,235	20,008
Net interest expense	8,620	8,681
Other net finance (income) expense	(1,346)	2,773
Share of income from joint ventures and associates	(2,276)	(2,026)
Foreign exchange (gain) loss	(184)	181
Other (income) expense	(1,035)	147

Income before income taxes	198,912	164,458

Income taxes
Current	60,141	44,516
Deferred	(7,430)	(1,077)

Total income taxes	52,711	43,439

Net income for the year	146,201	121,019

Earnings per share
Basic	3.16	2.65

Diluted	3.14	2.64

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.